Exhibit 99.2

FIRST AMENDMENT TO LAIRD SUPERFOOD, INC.

2020 OMNIBUS INCENTIVE PLAN

This FIRST AMENDMENT TO LAIRD SUPERFOOD, INC. 2020 OMNIBUS INCENTIVE PLAN (this “Amendment”), effective as of May 8, 2024, is made and entered into by Laird Superfood, Inc. a Nevada corporation (the “Company”). Terms used in this Amendment with initial capital letters that are not otherwise defined herein shall have the meanings ascribed to such terms in the Laird Superfood, Inc. 2020 Omnibus Incentive Plan (the “Plan”).

RECITALS

WHEREAS, Section 5.2 of the Plan provides that the Board may amend the Plan at any time and from time to time; and

WHEREAS, the Board desires to amend the Plan to increase the aggregate number of shares of Common Stock that may be issued under the Plan, as set forth in Section 4.1 of the Plan, by an additional 1,536,742 shares of Common Stock; and

WHEREAS, the Board desires to amend the Plan to extend the term of the Plan, as set forth in Section 5.1 of the Plan.

NOW, THEREFORE, in accordance with Section 5.2 of the Plan, the Company hereby amends the Plan as follows:

1. Section 4.1 of the Plan is hereby amended by deleting said section in its entirety and substituting in lieu thereof the following new Section 4.1:

4.1 Number of Shares of Stock Available for Awards.

Subject to adjustment pursuant to Article 16, the maximum number of shares of Stock reserved for issuance under the Plan shall be the sum of (a) 4,000,000 shares of Stock, and (b) an annual increase on the first day of each calendar year beginning January 1, 2025 and ending on and including January 1, 2034, equal to the lesser of (i) 4% of the aggregate number of shares of Stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares of Stock as is determined by the Company (collectively the “Share Limit”). Such shares of Stock may be authorized and unissued shares of Stock, treasury shares of Stock, or any combination of the foregoing, as may be determined from time to time by the Board or by the Committee. Any of the shares of Stock reserved and available for issuance under the Plan may be used for any type of Award under the Plan, and 3,000,000 of the shares of Stock reserved for issuance under the Plan shall be available for issuance pursuant to Incentive Stock Options.

2. Section 5.1 of the Plan is hereby amended by deleting the third full sentence of said Section in its entirety and substituting in lieu thereof, the following new sentence:

The Plan shall terminate on the first to occur of (a) May 7, 2034, (b) the date determined in accordance with Section 5.2, and (c) the date determined in accordance with Section 16.3; provided, however, that Incentive Stock Options may not be granted under the Plan after May 8, 2034.

3. This Amendment shall be effective on the date first set forth above.

4. Except as expressly amended by this Amendment, the Plan shall continue in full force and effect in accordance with the provisions thereof.

IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed as of the date first written above.

LAIRD SUPERFOOD, INC.

By: _____________________

Name:

Title: